Exhibit 99.3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Generation Income Properties, Inc.

Opinion on the Financial Statements

We have audited the accompanying combined statement of revenue and certain operating expenses of the Modiv Portfolio for the year ended December 31, 2022, and the related notes to the combined financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements presents fairly, in all material respects, the results of operations of the Modiv Portfolio for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statement was prepared for the purpose of complying with the provisions of Article 3-14 of Regulation S-X (for inclusion in this Form 8-K of Generation Income Properties, Inc.) and is not intended to be a complete presentation of the Property’s revenues and expenses.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company's auditor since 2015.

Houston, Texas

September 8, 2023

COMBINED STATEMENTS OF REVENUES AND CERTAIN OPERATING EXPENSES

For the Six Months Ended June 30, 2023 and Twelve Months Ended December 31, 2022

	Six months ended June 30, 2023 (unaudited)	Twelve months ended December 31, 2022
Revenues
Rental revenue	$1,929,259	$3,882,618
Total revenues	1,929,259	3,882,618
Certain Expenses
Building expenses	$427,289	$458,294
Real estate taxes	268,584	569,730
Insurance expense	39,438	71,845
General and administrative expense	44,033	75,115
Total expenses	779,344	1,174,984
Revenues in excess of certain expenses	$1,149,915	$2,707,634

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Modiv Portfolio

NOTES TO COMBINED STATEMENTS OF REVENUES AND CERTAIN OPERATING EXPENSES

For the Six Months Ended June 30, 2023 (unaudited) and Twelve Months Ended December 31, 2022

(1) Organization

On August 10, 2023, Generation Income Properties, Inc. (the “Company”) and its operating partnership, Generation Income Properties, L.P. (“GIP Operating Partnership”), entered into an Agreement of Purchase and Sale (the “Purchase Agreement”) with Modiv Inc. and certain affiliates thereof (collectively, “Modiv”), pursuant to which GIP Operating Partnership purchased from Modiv a portfolio of 13 net leased properties (the “Modiv Portfolio”). The acquisition of the Modiv Portfolio closed on August 10, 2023. The Modiv Portfolio consists of eleven (11) retail properties and two (2) office properties. The properties comprising the Modiv Portfolio are located across seven states and aggregate approximately 200,000 rentable square feet, summarized below:

State	# of Properties	Square Feet	% of Total Square Feet	Annual Base Rent	% of Total Annual Base Rent
California	3	44,331	22%	$987,125	28%
Florida	1	33,118	16%	835,346	24%
Georgia	1	10,906	5%	103,607	3%
Maine	2	18,126	9%	205,404	6%
Ohio	3	27,078	13%	246,275	7%
Pennsylvania	1	9,100	5%	86,004	2%
Texas	2	59,026	30%	1,010,040	30%
	13	201,685	100%	$3,473,801	100%

The purchase price paid for the Modiv Portfolio was $42 million, excluding estimated transaction costs and expenses of $1.9 million and subject to prorations and credits as set forth in the Purchase Agreement. An amount equal to $30 million of the Purchase Price was paid in cash and $12 million was paid in shares of a newly issued series of preferred stock of the Company designated as Series A Redeemable Preferred Stock. The cash portion of the purchase price was financed with a combination of (i) cash on hand, (ii) a new $21.0 million secured debt facility from Valley National Bank (Valley"), and (iii) a $12.0 million preferred equity investment by LC2-NNN Pref, LLC, a Florida limited liability company and affiliate of Loci Capital Partners (“LC2”). The investment by LC2 was made into a special purpose subsidiary of GIP Operating Partnership named GIP VB SPE, LLC, a Delaware limited liability company (“GIP SPE”), and each of the properties in the Modiv Portfolio was transferred in a separate newly formed special purpose subsidiary of GIP SPE. As a result of the foregoing transactions, GIP SPE serves as a holding company for the various indirect subsidiaries of the Company that hold the properties included in the Modiv Portfolio plus the eight previously owned properties held by the Company that were already financed through loans with Valley.

(2) Basis of Presentation

The accompanying statements of revenues and certain operating expenses (the “Historical Summary”) has been prepared for the purpose of complying with the provisions of Article 3-14 of Regulation S-X promulgated by the United States Securities and Exchange Commission (the “SEC”), which requires certain information with respect to real estate operations be included with certain filings with the SEC. The Historical Summary includes the historical revenues and operating expenses of Modiv, exclusive of interest expense, depreciation and amortization expense, and other nonrecurring owner specific expenses, which may not be comparable to the corresponding amounts reflected in the future operations of Modiv.

In the opinion of management, all adjustments necessary for a fair presentation of such Historical Summary have been included. Such adjustments consisted of normal recurring items.

(3) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(4) Significant Accounting Policies

Revenue Recognition

The operations of the Modiv Portfolio consist of rental revenue earned under the leases of the buildings in the portfolio which provide for noncontingent annual rent escalations and charges to the tenant for real estate taxes and certain operating expenses.

Rental revenue for the leases is recognized by amortizing the aggregate lease payments on a straight-line basis over the terms of the lease. All leases are accounted for as operating leases.

(5) Future Minimum Rentals

The aggregate annual minimum base rent to be received is as follows:

June 30, 2023
2023 (six months remaining)	$1,784,354
2024	$3,568,708
2025	$3,525,538
2026	$3,285,479
2027	$2,277,798
Thereafter	$5,650,878
$20,092,755

(6) Tenant Concentrations

Tenant	# of Leases	Square Feet	% of Total Square Feet	Annual Base Rent	% of Total Annual Base Rent
City of San Antonio (PreK)	1	50,000	25%	$924,000	27%
Dollar General	8	82,157	42%	984,798	28%
Dollar Tree Stores, Inc.	1	10,906	5%	103,607	3%
exp U.S. Services Inc.	1	33,118	16%	835,346	24%
General Services Administration (GSA)	1	11,014	5%	257,050	7%
Walgreens	1	14,490	7%	369,000	11%
	13	201,685	100%	$3,473,801	100%